FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of January, 2009
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INCORPORATION BY REFERENCE
This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-4 (Registration Number: 333-155413) of Banco Santander, S.A. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Banco Santander, S.A.
TABLE OF CONTENTS

Item

1	Material Fact, dated January 27, 2009, regarding a solution offered by Banco Santander, S.A. to its private banking clients who have invested in Optimal Strategic US Equity fund.

MATERIAL FACT
Further to the material fact (hecho relevante) dated 14 December 2008, the Santander Group announces that it has decided to offer a solution to its private banking clients who have invested in Optimal Strategic US Equity fund (Optimal Strategic), which has been affected by the actions initiated against Bernard L. Madoff Investment Securities LLC (Madoff Securities) and the resulting liquidation of Madoff Securities.
This solution applies to its private banking clients and for the principal amount invested, net of redemptions, in Optimal Strategic, which amounts to 1,380 million euros.
The solution consists in an asset exchange, by virtue of which the private banking clients will have the right to exchange their investments in Optimal Strategic for preferred securities to be issued by the Group in the referred amount of 1,380 million euros. These preferred securities will have an annual coupon of 2% and a Santander Group call from year 10.
The pre-tax cost for the Group of this transaction would be 500 million euros, which has been fully-booked against the accounts for 2008.
The Group has taken this decision in view of the exceptional circumstances concurring in the case at hand and on the basis of purely commercial reasons, for the Group’s interest in maintaining its business relationships with those clients.
The Santander Group has acted at all times with the due diligence in the management of its clients’ investments in the Optimal Strategic fund and in accordance with all applicable laws and sound banking practices and procedures with respect to those investments. The sale of these products has always been transparent and in compliance with all applicable regulations and established procedures.
The Santander Group would like to note that Madoff Securities was a broker dealer authorized, registered and supervised by the SEC and was also authorized as an investment advisor by the U.S. Financial Industry Regulatory Authority (FINRA). As the SEC has publicly noted, Madoff Securities was regularly subject to inspections by this supervisory agency during the last number of years, without its reputation or standing being at all doubted by the market or the U.S. supervisory authorities.
The Group is considering the initiation of the appropriate legal actions.
Boadilla del Monte (Madrid), January 27th, 2009

This announcement does not constitute an offer to sell, or a solicitation of an offer to acquire for, any securities in any jurisdiction.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: January 27, 2009	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President